Mail Stop 4561
                                                      June 20,
2005

Michael V. Shustek
President and Chief Executive Officer
Vestin Realty Trust II, Inc.
8379 West Sunset Road
Las Vegas, NV 89113

Re:	Vestin Realty Trust II, Inc.
      Registration Statement on Form S-4
      Filed May 20, 2005
      File No. 333-125121

Dear Mr. Shustek:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that Vestin Realty Trust I, Inc. has also filed a Form
S-4
with respect to its proposed conversion to a REIT. As indicated in our letter dated June 9, 2005, we will monitor that registration statement for compliance, where applicable, with this comment letter.

2. We note that Vestin Fund II terminated its offering in 2004.
Please tell us why you have not removed from registration by means of post-effective amendment any of the securities that were registered that remained unsold at the termination of the offering. Refer to undertaking 4 of your registration statement 333-52484.

3. Please provide us with your analysis of the application of Rule 13e-3 to the proposed transactions. If you intend to rely on an exemption from the rule, please tell us how you will satisfy the conditions of the exemption.

4. It appears that the proposed transaction may constitute a roll-up transaction that would be subject to Subpart 900 of Regulation S-K.
Please provide all the disclosure and other relevant information required by Subpart 900 or provide us with an analysis as to why you do not believe that the proposed transaction constitutes a roll-up transaction.

5. We disclosure on page 20 of the prospectus and a press article dated March 28, 2005, which indicate that prior to filing the registration statement you conducted meetings with your investors to test the waters for the proposed REIT conversion.  Please provide us
a detailed analysis of whether these discussions were offers of your
securities and how these discussions were consistent with Section
5
of the Securities Act.

6. Throughout the prospectus you provide information on redemption requests through 2016. It appears that the requests are spread out over so many years because of the 10% limit on aggregate redemptions and the $100,000 individual limit. Since this information is provided to support your decision to provide immediate liquidity to these and other investors who would like to dispose of their investment, please disclose the number of unit holders who have requested redemption, the percentage of total unit holders that this represents, the total amount of requests outstanding and the percentage of fund capital accounts that this represents. This will provide investors more insight into the desire of your unitholders for liquidity. Also, please clarify the effect of the proposed transactions on unitholders who have already requested redemption

7. Please advise us how the redemption program for Fund II is consistent with the rules relating to issuer tender offers. Refer to
Rule 13e-4 under the Exchange Act.

8. Please confirm that you will file with the Commission all materials used to aid in the solicitation of proxies. Please provide us with copies of these materials and indicate the date they were first used. Please provide us with forms of the proxy cards.

9. Please provide us with any pictures, graphics or artwork that will be used in the prospectus.

Prospectus Cover Page

10. Please revise the last bullet risk factor to state that the amount received may also be less than the amount that would be received in connection with a liquidation of the fund.

Questions and Answers About the REIT Conversion and Merger, page v

11. You currently repeat a significant amount of information in both your Q&A and summary. For purposes of eliminating redundancies and grouping like information together, please view your Q&A and summary as one section and revise accordingly.

12. Wherever you state that you "anticipate" that shares of the REIT will trade on NASDAQ, please revise to state that you have applied for such a listing. In each instance, please disclose that listing is a condition to the consummation of the transaction.

13. Please include a Q&A or a section in the summary that discloses the benefits to the manager of this transaction. In particular, please disclose that the proposed transaction is likely to result in greater fees for the manager than maintaining the status quo, since your portfolio will not continue to be reduced by redemptions, and will certainly result in greater fees than if you decided to provide unitholders liquidity by liquidating the portfolio.

Q: Why are we proposing the REIT conversion?, page v

14. Please explain briefly here, and in detail in your MD&A, how you expect to materially increase the availability of assets for investments through this conversion. Quantify your current reserves and disclose your plans for use of leverage. If this does not amount to a material portion of your assets, please reconsider this disclosure.

Q: What happens in the REIT conversion?
Other Important Restructuring Transactions, page vi

15. Please disclose the value of the assets to be transferred to your
TRSs, including the value as a percentage of the total fund.

Q: What is proposed?, page v
Q: Will our business operations change after the REIT conversion?, page vi

16. We note your disclosure that you plan to operate your business as it is currently conducted. You terminated your offering in 2004.
Please disclose whether you intend to raise additional equity and, if so, the manner in which you intend to do so.

17. Please advise us how the REIT restrictions comport with your statement that conversion to a REIT will require no change in your investment policies, objectives or operations.

Q: What are the material terms of the management agreement with Vestin Mortgage?, page vi

18. Please disclose any material differences between the new management agreement and your existing operating agreement that relate to the relationship between the company and the manager, including changes in the fee structure. In addition, please disclose the most recent fees earned by Vestin Mortgage in connection with Vestin Fund II, and indicate whether you expect fees to remain relatively stable upon conversion. Also, please disclose any termination penalties or payments.

Q: Will Vestin Realty Trust make distributions in the future?, page vii

19. Here and throughout the prospectus, please refrain from using the term "dividends" since the payment of dividends implies the existence of current and accumulated earnings and profits. Since the company has never operated as a REIT, there is no assurance it will have current or accumulated earnings and profits, and the distributions made to stockholders may constitute, in part, a return of capital. Instead, please use the term "distributions."

20. Please revise to clarify that in order to maintain its status as a REIT, Vestin Realty Trust may be required to make distributions in excess of available cash. Disclose how you will fund such distributions and disclose that such distributions would represent a return of capital to investors.

Q. Are there risks I should consider in deciding whether to vote for the merger proposal?, page viii

21. Please expand this section to summarize the most material merger-related risks. A cross-reference to your risk factors is not sufficient. Please consider presenting in a bullet point format. Among other things, you should discuss:
* the risk that an investor will receive less upon a sale of Vestin
Realty Trust common stock that it would upon a redemption or liquidation of its units;
* the market risk of shares of Vestin Realty Trust common stock considering the potential liquidation of the company in 2020 and your growth strategy;
* the risks of failure to maintain qualification as a REIT;
* the increased cost of operating as a listed company; and
* the conflicts of interest of your manager.

Summary of the Proxy Statement/Prospectus, page 1
22. Please include an organizational chart depicting the management and interrelationship of all affiliated entities both before and after the proposed merger, including any taxable REIT subsidiaries.

The REIT Conversion, page 1

23. Please advise us whether there are state law limitations on your ability to defer the merger for an unlimited time, but still rely on your unitholders` approval.

Conflicts of Interest, page 3

24. Please include a brief discussion of each of the following, to the extent applicable:

* that the management agreement was negotiated by related parties and may not reflect terms as advantageous as those subject to an arm`s length agreement;

* that your manager has full discretion in determining whether to sell a loan to you or to another fund or to a third party;

* that your manager has no obligation to provide you with any particular opportunities or even a pro rata share of opportunities afforded to other funds that it manages; and

* that your manager receives fees based on the size and number of borrower transactions regardless of the performance of the assets it sells to you, which could reduce its incentive to perform due diligence on these loans.

Also, please revise your risk factors section to provide a discussion of the risks associated with these additional conflicts of interest.

Conditions to the Merger, page 4

25. Please indicate whether your manager has the power to waive any of these conditions, including the listing of the shares on NASDAQ.

Risk Factors, page 7

26. Many of your risk headings fail to state the actual risk.
Please
revise accordingly.

Risks and Effects of the Merger and REIT conversion, page 7

27. Please include a risk factor relating to the potential negative impact on the share price of Vestin Realty Trust common stock in light of the potential liquidation of the company in 2020 and your growth strategy.

28. Please include a risk factor relating to the increased costs of operating as a listed company.

We cannot assure you that we will have access to funds to meet our distribution and tax obligations, page 8

29. We note the disclosure stating that you could be required to borrow funds to meet the REIT distribution requirements. Please expand this risk factor or provide a separate risk factor to address the tax effect on investors resulting from distributions that constitute a return of capital.

Risks Related to Our Business, page 8

30. We note your disclosure that you believe that the SEC`s informal inquiry into Vestin Group is negatively impacting your operations. Please include a risk factor discussing the SEC`s action.

We will rely on our manager to manage..., page 8

31. Please disclose that your manager has no fiduciary obligations to your investors, is not required to devote its employees full time to your business interests and, if true, may in fact devote time to business interests competitive to your own. Finally, please make it clear that your manager will be paid fees based on the amount of assets under management regardless of performance.

We depend on key personnel, page 8

32. Please revise to identify key personnel other than Mr.
Shustek.
Also, please indicate whether any of these personnel are subject to employment, non-competition or confidentiality agreements or key-man insurance for your benefit.

Defaults on our mortgage loans will decrease our revenues and your distributions, page 9

33. Please also disclose your non-performing assets as a percentage of your total portfolio. In addition, please disclose your current default rate (as opposed to merely the amount of non-performing assets in your portfolio) and explain the financial impact of defaults in more detail. Please indicate whether you believe default rates will accelerate in the current rising interest rate environment. Finally, please disclose your actual weighted average
LTV ratios and your historical delinquency rates.

Our underwriting standards..., page 9

34. Please disclose what kind of facts may be missed in your accelerated due diligence process.

We typically make "balloon payment" loans..., page 10

35. Please disclose that all your current loans have balloon payments.

A prolonged economic slowdown..., page 11

36. Please disclose the potential impact of increasing interest rates on the refinance market. In addition, please quantify the percentage of your loans in the last fiscal year that were originations and the percentage that were refinancings.

Our manager will face conflicts of interest arising from our fee structure, page 12

37. Please revise the risk factor to clarify that your manager`s due diligence may be compromised by the management fee structure, since the manager will receive fees regardless of the performance of the asset. Also, with respect to post-closing agreements that lead to follow-on fees for your managers, please identify such agreements with more specificity and make clear that this may encourage your manager to take greater risks at your expense, such as refinancing or extending a loan that might more effectively be foreclosed. In addition, please disclose the amounts and types of fees paid to the manager in the last fiscal year.

Risk of Ownership of Our Common Stock, page 15

Our charter documents and Maryland law..., page 15

38. In your discussion of your stockholder`s rights plan, please revise the disclosure to identify the risks of the plan.

Voting and Proxies, page 18

39. Please include the disclosure required by Item 1 of Schedule
14A
and Rule 14a-5(e) relating to shareholder proposals.

Merger Proposal, page 20

Background of the REIT Conversion, page 20

40. Please significantly expand your disclosure relating to your discussions with unitholders. In particular, please disclose the number of meetings held with unitholders, the dates of such meetings and the number of unitholders and percentage of outstanding represented at such meetings. Please disclose whether alternative transactions were proposed in or considered at these meetings.

41. Please significantly expand your disclosure relating to your consultations with broker-dealers and your financial advisors. In particular, please disclose whether these parties provided advice as to the premium or discount to NAV at which the shares would trade and the ability of the market to support the share price in the face of anticipated sales by current unitholders. Please disclose whether any financial advisors were engaged for the purpose of evaluating the proposed transaction. In addition, please provide us any reports or analyses provided to the board by these and other advisors.

42. Please disclose whether or not you conducted a liquidation analysis and, if not, why not.

Our Reasons for the REIT Conversion, page 20

43. Please include more detailed disclosure on the negative factors considered by the board.

Terms of the Merger, page 22

44. Please revise the introductory language to eliminate the statement that the summary is not complete. You must provide a complete summary of the material terms of the merger. Please make conforming changes to the introductory paragraph in other sections of the prospectus, as applicable.

45. Please revise your discussion of the interests of the directors and executive officers of your manager to specify the benefits to such persons as a result of this transaction. In particular, please disclose that the transaction will preserve their ability to generate fees from the loan portfolio.

Accounting Treatment of the Merger, page 24

46. Please explain to us your basis in accounting for the merger as a purchase of Fund II by the registrant. It appears that the accounting acquirer would be Vestin Fund II, LLC. Please reference all applicable accounting literature you utilized in determining this was the appropriate accounting treatment. See paragraph 17 of SFAS
141.

Management Agreement, page 25

Compensation, page 28

47. With respect to each of the fees paid to the manager, including fees paid by borrowers on loans that were transferred to the fund, please disclose the actual amounts paid in the last fiscal year.

48. The annual asset management fee has been based on aggregate capital contributions. Assuming the conversion is consummated, please disclose how the fee will be calculated going forward. In addition, since there will no longer be redemptions and since it is not clear whether you will begin raising additional equity, please include disclosure on whether the asset management fee may change from year to year. In particular, please address whether the loss of principal from defaulting loans will decrease the asset management fee.

49. We note your disclosure that no foreclosed properties will be sold to the manager or its affiliates unless approved by a majority of your unaffiliated directors. Please disclose whether such approvals have been granted in the past and, if so, whether or not the manager received administrative fees in connection with these foreclosures.

50. Please revise the description of the loan assumption and reconveyance fee to disclose the average amount or percentage of such fees, based on local market conditions.

51. Please expand your description of fees paid by borrowers to clarify how these fees differ from the fees paid by Fund II under the terms of the operating agreement.

Market Price Information and Dividend and Distribution Policy,
page
30

52. Please disclose the fund`s historical distributions per unit.

Business, page 31

53. Please revise this section to include additional detail regarding your current loan portfolio. In particular, please include disclosure on delinquency rates, loan foreclosures and geographic diversification.

54. Please disclose your business plan for the remainder of the fiscal year. In particular, please disclose whether you intend to grow your existing portfolio through equity offerings or leverage. Refer to Item 101 of Regulation S-K.

55. We note that your target loan-to-value ratio is approximately
70%.  Please disclose your current loan-to-value ratio.

56. In your discussion of the terms of your mortgage loans on page 33, please disclose the current average maturity of your portfolio.

Types of Loans We Invest In, page 35

57. Please include an introductory table showing the percentage of your portfolio represented by each type of loan.

Competition, page 38

58. Please expand your disclosure to address the current competitive conditions of your markets. We note relevant disclosure on page
61.

Employees, page 39

59. Please clarify in the disclosure whether you will have any employees after the REIT conversion.

Matters Involving Our Company, page 40

60. Please describe the factual basis alleged to underlie Desert
Land`s complaint and the SEC inquiry. Also, please clarify the relief sought by Desert Land. Refer to Item 103 of Regulation S-
K.

How We Protect Our Rights As A Lender, page 41

61. In certain instances, such as your discussion of environmental risk and "acceleration on default" clauses, the disclosure is presented on a forward-looking basis. Please expand the disclosure where appropriate to address your historical practices and current portfolio.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

General, page 59

62. This section should present an analysis of the company`s business as seen through the eyes of management, including known trends, demands and commitments that may impact future financial condition or operating performance. Please expand your introductory disclosure to provide an analysis of these issues and other items which management believes may have a material impact on your future financial condition or operating performance. For example, please discuss recent declines in your net income, increases in your non-performing assets, the anticipated impact of the current interest rate environment, increasing competition, your proposed change to a listed
REIT and any other material trends. For additional guidance, refer to Commission Release No. 33-8350 (Dec. 19, 2003).

Critical Accounting Policies, page 59

63. Your disclosure of critical accounting estimates lacks any quantitative analysis to provide the reader with insight to the sensitivity certain estimates may have to changes in assumptions and the related impact on your financial condition and results of operations. For example, it appears that changes in assumptions related to your allowance for loan losses could have a material impact on the financial statements. Please revise your disclosure accordingly and refer to SEC Release 33-8350.

Results of Operations, page 60

64. Please disclose your weighted average maturity for each period presented.

Nine Months Ended March 31, 2005

Net Income, page 62

65. Please revise to expand your disclosure of the reasons why net income has decreased from $25 million to $9 million during the nine months ended March 31, 2005. You have only discussed a portion of the overall decrease. Please discuss your significant reduction in revenues for the period and fully explain this reduction and what you expect going forward and how you are planning to deal with your reduced revenues. For reference see Item 303 of Regulation S-K.

Distributions to Members, page 62

66. Please explain to us why there was only $249,000 of distributions that represented a return of capital for income tax purposes when distributions exceeded net income by over $6 million.

Liquidity and Capital Resources, page 66

67. Please expand this section to address liquidity and capital resource issues assuming you consummate the proposed transaction. In particular, please address any plans to grow your portfolio and your plans to finance such growth. Please address the limitations imposed by the REIT distribution requirements on your ability to grow your portfolio through internally generated cash.

68. Please advise us whether your ownership of the cemetery and mortuary, including the operating businesses, is permitted under the
REIT rules.

69. You indicate that at March 31, 2005 you had $10.1 million in cash, $1 million in certificates of deposit and $24.7 million in marketable securities, but on page F-13 you indicate that the bonds
(referred to as marketable securities above) are non-performing, that you will explore initiating foreclosure proceedings on them, and that as of March 31, 2005 they are no longer treated as marketable securities. In your next amendment, please reconcile this difference, and revise your discussion of liquidity to address your working capital situation and to explain how you plan to meet short term liquidity needs. For example, address how you will repay requests for redemption which for calendar year 2006 significantly exceed your available cash and certificate of deposit balances at March 31, 2005.

Related Party Transactions, page 68

70. Please expand the disclosure to provide information about each transaction since the beginning of your last fiscal year. Also, please name each related person with an interest in the transaction, indicate that person`s relationship to Vestin Realty Trust or Fund II and the nature of each person`s interest in the transaction. If known, please separately disclose the amount of each person`s interest in the transaction. Refer to Item 404 of Regulation S-K.

71. Please identify the law firm in which your secretary has an equity interest.

Quantitative and Qualitative Disclosures About Market Risk, page
69

72. Please expand your disclosure to disclose quantitative information about market risk in accordance with one of the disclosure alternatives provided in Item 305(a) of Regulation S-K.

73. Please expand your disclosure related to the tax-free income securities on page 70 to disclose their status as of March 31,
2005
as non-performing and to disclose your plans to initiate foreclosure proceedings.

Removal/ Withdrawal of Managers/ Directors, page 84

74. Please disclose that the shareholders of Vestin Realty Trust would have the ability to terminate the management agreement.

Material United States Federal Income Tax Consequences, page 96

75. We note that, as a condition to the merger, you must receive opinions regarding the tax treatment of the merger and your ability to qualify as a REIT. Please confirm that you will receive opinions regarding these tax matters prior to the effective date of the registration statement, and that you will file the opinions as exhibits to the registration statement. Revise the disclosure here and in the summary to reflect the fact that you have received the opinions.

76. Please include disclosure relating to the impact of the shareholder rights plan on your ability to qualify as a REIT.

77. Please include disclosure relating to the impact of foreclosures of cemeteries and other properties that are operating businesses on your REIT status. To the extent these types of properties raise REIT qualification issues, please quantify the amount of your portfolio that is represented by mortgages on these types of properties.

Unaudited Financial Statements

Note C - Investments in Mortgage Loans, page F-9

78. Please disclose the following with respect to loan that was restructured during the nine months ended March 31, 2005:
* the amount of impairment that was recognized on this loan:
* the amount of interest income included in net income for the nine months ended March 31, 2005;
* the amount of interest income excluded from net income for the nine months ended March 31, 2005;
* the amount of commitments, if any, to lend additional funds to debtors owing receivables whose terms have been modified in troubled debt restructurings; and
* whether the loan is now current.

Note D - Investment in Local Agency Bonds, page F-13

79. Please revise to clarify whether or not these bonds will still be classified as available for sale subsequent to March 31, 2005.
Additionally, disclose whether the unrealized loss represents other than temporary impairment of the bonds.

Note E - Related Party Transactions, page F-13

80. Please explain to us the business purpose of the Manager purchasing the rights to future judgments associated with the parcels in Austin and Cedar Park, Texas. In what amount were the personal guarantees associated with the loans?

Audited Financial Statements

Financial Statements, pages F-21 - F-25

81. Please amend your filing to include audited financial statements for the year ended June 30, 2002. In addition, this would require you to provide the report of your previous auditors, which issued a report on the transition period ending June 30, 2002 and the twelve months ended December 31, 2001. Also, you need to revise to include financial statements for the twelve months ended December 31, 2001.
For reference see Rule 3-02 of Regulation S-X.

Statements of Cash Flows, page F-25

82. Please tell us how loans funded through secured borrowings are a non-cash investing and financing activity.

83. Please explain to us the nature of the balance of loans rewritten with the same or similar property as collateral. Please address whether or not these amounts are related to troubled debt restructurings as defined in SFAS 15.

Note A - Summary of Significant Accounting Policies

Investments in Mortgage Loans, page F-26

84. We note that you sold approximately $163 million in loans to third parties during the last two fiscal years ended with no corresponding gains or losses. Please explain to us and in your next amendment why you sell them in this manner (from a business perspective) and why none of these resulted in any gain or loss. Discuss how you value these loans and the corresponding accounting which results in no gain or loss recognized. Discuss how you value loans to related parties, or if the same, discuss why you believe this valuation is appropriate.

85. Confirm to us whether or not you use the practice of loan splitting. Provide specific details of this practice if you do.

Real Estate Held for Sale, page F-27

86. Please expand your disclosure in you next amendment to disclose your criteria for accounting for these properties as held for sale, and whether that treatment is in accordance with paragraph 30 of SFAS
144. Additionally, in your response to us, please tell us whether or not any depreciation has been recorded on any of these properties.

87. Please disclose what method of accounting you apply for real estate sales transactions where the sale has not been consummated as described in paragraphs 6-12 of SFAS 66. Refer to Appendix B of SFAS
66. For each of the properties sold, please disclose the following:
* the relevant terms that have prevented you from recognizing the sale under SFAS 66,
* the amounts received from the purchasers as an initial investment and where this liability is recorded on your balance sheets,
* the amount of gain or loss that has not been recognized, and
* the approximate date you anticipate consummation of the sale in accordance with SFAS 66.

88. Please disclose your accounting policy for reporting operations related to assets held for sale as discontinued operations. Refer to paragraph 42 of SFAS 144.

Secured Borrowings, page F-27

89. Please expand your disclosure to help the reader understand your business purpose for entering into these transactions. Please disclose whether or not the cash you receive from the investors is typically greater than the value of the mortgages invested in?

Fair Value of Financial Instruments, page F-28

90. In your next amendment, please disclose your best estimate of the fair value of investments in mortgage loans and assets under secured borrowing.

Note C - Investment in Mortgage Loans, page F-31

91. Disclose your policy for recognizing interest income on impaired loans, including how cash receipts are recorded.

92. Disclose how the Manager arrived at $2.5 million as a general allowance for loan losses. What is the basis for this amount? Additionally, provide greater detail on the process the Manager uses to determine the value of the collateral is sufficient to protect the company against further losses. If the Manager uses appraisals in its evaluation, indicate the age of appraisals used, and whether these appraisals are based on the collateral as-is or on the post-construction value of the property. If the latter, please indicate the stage of completion for these projects.

93. Revise your rollforward of the allowance for loan losses to tie in to the amounts reported in your income statements.

94. Please disclose the following with respect to the $15.2 million note that was restructured in 2003:
* the amount of impairment that was recognized on this loan:
* the amount of interest income included in net income for the year ended June 30, 2004;
* the amount of commitments, if any, to lend additional funds to debtors owing receivables whose terms have been modified in troubled debt restructurings; and
* whether the loan is now current.

Note I - Revenue Related to the Sale of Real Estate, page F-36

95. Please expand your disclosure to provide additional detail about the transaction that led to your recognition of $2.3 million in finder`s fee income. In addition, please disclose the following:
* your ownership interest in the property that was sold, if any;
* the actual services that were performed by Vestin Fund II, LLC that led to the generation of revenue; and
* the services that were performed by Vestin Fund I, LLC in the transaction and the basis for the allocation of the revenue between
Fund I and Fund II.

Note N - Selected Quarterly Financial Data, page F-38

96. It appears the information disclosed for the fourth quarter and year ended June 30, 2004 is erroneously the same as for the same periods in the prior year. Please revise in your next amendment.

Part II.  Information Not Required in Prospectus

Item 22.  Undertakings

97. Please advise us why you have included undertaking (a). It does not appear that you are incorporating Exchange Act filings.

Exhibits

98. Please file copies of your legal and tax opinions or provide us with drafts of these opinions so that we have an opportunity to review them.

*  *  *  *
      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.


      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


	You may contact Eric McPhee at (202) 551-3693 or Dan Gordon, Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Michael McTiernan, Special Counsel, at (202) 551-3852, or me at (202) 551-3780 with any other questions.

Sincerely,



Karen J. Garnett
Assistant Director


cc:	Hillel T. Cohn
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Michael V. Shustek
Vestin Realty Trust II, Inc.
June 20, 2005
Page 18